UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

July 24, 2014

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2013 AND 2014 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

(All amounts are expressed in thousands of S/. unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2013 AND 2014 AND FOR THE SIX-MONTH PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/.	=	New Peruvian Sol
US$	=	United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT DECEMBER 31, 2013 (AUDITED) AND AT JUNE 30, 2014 (UNAUDITED)

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	June 30,			December 31,	June 30,
	Note	2013	2014		Note	2013	2014

Current assets				Pasivo corriente
Cash and cash equivalents		959,415	914,734	Borrowings	12	486,119	819,376
Trade accounts receivables		521,872	573,967	Trade accounts payable		991,397	1,086,344
Outstanding work in progress		971,743	1,186,791	Accounts payable to related parties	9	25,585	33,992
Accounts receivable from related parties	9	83,850	45,846	Current taxes		159,235	134,491
Other accounts receivable		553,218	575,845	Other accounts payable		745,094	864,541
Inventories		762,797	867,461	Other provisions	13	8,895	10,827
Prepaid expenses		25,686	41,271	Total current liabilities		2,416,325	2,949,571
Non-current assets classified as held for sale		21,473	20,382
Total current assets		3,900,054	4,226,297	Non-current liabilities
				Borrowings	12	309,703	318,184
Non-current assets				Long-term trade accounts payable		2,157	4,953
Long-term trade accounts receivable		591,917	598,701	Other long-term accounts payable		205,396	211,093
Long-term outstanding work in progress		-	2,742	Other provisions	13	40,387	35,514
Long-term accounts receivable from related parties	9	-	42,421	Derivative financial instruments		3,911	3,372
Other long-term accounts receivable		38,151	47,951	Deferred income tax liability		138,157	76,685
Available-for-sale financial assets	8	88,333	88,333	Total non-current liabilities		699,711	649,801
Investments in associates and joint ventures	10	87,967	121,993	Total liabilities		3,116,036	3,599,372
Investment property		36,945	37,077
Property, machinery and equipment	11	952,596	1,008,930	Equity	14
Intangible assets	11	481,392	507,397	Capital		660,054	660,054
Deferred income tax asset		135,521	138,953	Legal reserve		111,657	132,011
Total non-current assets		2,412,822	2,594,498	Premium for share issuance		1,027,533	1,027,533
				Other comprehensive income		18,423	8,324
				Retained earnings		948,112	949,305
				Equity attributable to controlling interest in the Company		2,765,779	2,777,227
				Non-controlling interest		431,061	444,196
				Total equity		3,196,840	3,221,423
		6,312,876	6,820,795			6,312,876	6,820,795

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF INCOME

		For the six-month period
		ended June 30,
	Note	2013	2014

Revenues from construction activities		1,731,464	2,151,974
Revenues from services provided		738,924	790,466
Revenue from real estate and sale of goods		211,530	142,274
		2,681,918	3,084,714

Cost of construction activities		(1,479,026)	(1,908,635)
Cost of services provided		(608,316)	(644,605)
Cost of real estate and goods sold		(133,974)	(102,851)
	15	(2,221,316)	(2,656,091)
Gross profit		460,602	428,623

Administrative expenses	15	(169,776)	(196,141)
Other income and expenses		15,022	13,170
Other (losses) gains, net		(674)	133
Operating profit		305,174	245,785

Financial expenses		(300,022)	(209,164)
Financial income		214,148	179,913
Dividends received		-	6,924
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		19,221	14,659
Profit before income tax		238,521	238,117
Income tax	16	(78,984)	(73,486)
Profit for the period		159,537	164,631

Profit attributable to:
Owners of the Company		121,676	135,063
Non-controlling interest		37,861	29,568
		159,537	164,631

Earnings per share from continuing operations
attributable to owners of the Company during
the six-month period ended		0.218	0.205

Weighted average number of shares in issue
at S/.1.00 each, at June 30,		558,284	660,054

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the six-month period
	ended June 30,
	2013	2014

Profit for the period	159,537	164,631
Other comprehensive income:
Items that will not be reclassified to profit or loss
Adjustment for actuarial gains and losses, net of tax	1,293	(1,852)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	3,364	110
Foreign currency translation adjustment, net of tax	6,199	(14,522)
	9,563	(14,412)
Other comprenhensive income for the period, net of tax	10,856	(16,264)
Total comprehensive income for the period	170,393	148,367

Comprehensive income attributable to:
Controlling interest in the Company	131,983	123,575
Non-controlling interest	38,410	24,792
	170,393	148,367

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET SHAREHOLDERS' EQUITY
FOR THE PERIODO ENDED JUNE 30, 2013 AND JUNE 30, 2014

		Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	comprehensive	Retained		Non-controlling
	In thousands	Capital	reserve	of shares	income	earnings	Total	interest	Total

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,035	1,783,242
Profit for the period	-	-	-	-	-	121,676	121,676	37,861	159,537
Cash flow hedge	-	-	-	-	3,196	-	3,196	168	3,364
Adjustment for actuarial gains and losses	-	-	-	-	-	970	970	323	1,293
Foreign currency translation adjustment	-	-	-	-	6,141	-	6,141	58	6,199
Comprehensive income of the period	-	-	-	-	9,337	122,646	131,983	38,410	170,393
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution	-	-	-	-	-	(86,986)	(86,986)	(10,438)	(97,424)
- Deconsolidation of subsidiaries	-	-	-	-	-	-	-	16,726	16,726
- Contributions of non-controlling shareholders	-	-	-	(2,787)	-	-	(2,787)	(4,548)	(7,335)
- Additional acquisition of non-controlling	-	-	-		-	-	-	(6,841)	(6,841)
- Others			-		-		-	(10)	(10)
Total transactions with shareholders	-	-	4,646	(2,787)	-	(91,632)	(89,773)	(5,111)	(94,884)
Balances as of June 30, 2013	558,284	558,284	111,657	3,869	5,621	754,986	1,434,417	424,334	1,858,751

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	948,112	2,765,779	431,061	3,196,840
Profit for the period	-	-	-	-	-	135,063	135,063	29,568	164,631
Cash flow hedge	-	-	-	-	105	-	105	5	110
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,389)	(1,389)	(463)	(1,852)
Foreign currency translation adjustment	-	-	-	-	(10,204)	-	(10,204)	(4,318)	(14,522)
Comprehensive income of the period	-	-	-	-	(10,099)	133,674	123,575	24,792	148,367
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution	-	-	-	-	-	(112,127)	(112,127)	(44,652)	(156,779)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	34,495	34,495
- Returns additional capital from non-controlling interests	-	-	-	-	-	-	-	(1,500)	(1,500)
Total transactions with shareholders	-	-	20,354	-	-	(132,481)	(112,127)	(11,657)	(123,784)
Balances as of June 30, 2014	660,054	660,054	132,011	1,027,533	8,324	949,305	2,777,227	444,196	3,221,423

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		For the six-month period
		ended June 30,
	Note	2013	2014

OPERATING ACTIVITIES
Profit before income tax		238,521	238,117
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	15	93,759	86,237
Amortization of other assets	15	44,893	39,334
Other provisions		1,534	6,282
Share of the profit and loss in associates
under the equity method of accounting		(19,221)	(14,659)
Reversal of provisions		(5,364)	(5,222)
Profit on sale of property, plant and equipment		(961)	(6,225)
Foreign exchange gains on investing activities		-	(9,720)
Foreign exchange gains on operating activities		(4,772)	(1,936)
Net variations in assets and liabilities:
Decrease trade accounts receivable		(380,217)	(272,030)
Decrease in other accounts receivable		(216,510)	(34,324)
Decrease in other accounts receivable from related parties		(39,110)	(4,418)
Decrease in inventories		(20,939)	(104,310)
Decrease in pre-paid expenses and other assets		(1,978)	(15,418)
Decrease (increase) in trade accounts payable		(78,861)	94,028
Increase in other accounts payable		34,029	135,193
Increase in other accounts payable to related parties		7,132	8,408
Decrease in other provisions		(85)	(6,668)
Payments for intangible purchase - Concessions		(15,122)	(527)
Payment of income tax		(152,764)	(160,292)
Net cash applied to operating activities		(516,036)	(28,150)

INVESTING ACTIVITIES
Sale of property, machinery and equipment		8,274	25,870
Dividends received		4,027	19,728
Payment for Investment in associates		-	(41,335)
Payment for purchase of property investments		(1,727)	(1,200)
Payments for intangible purchase		(9,951)	(38,736)
Direct cash inflow (outflow) from acquisition of subsidiaries		-	(6,594)
Payments for fixed asset purchase		(102,466)	(118,787)
Net cash applied to investing activities		(101,843)	(161,054)

FINANCING ACTIVITIES
Loans received		833,067	882,917
Amortization of loans received		(465,490)	(595,805)
Interest payment		(21,832)	(18,455)
Dividends paid to owners of the parent		(86,986)	(112,127)
Dividends paid to non-controlling interest		(10,438)	(44,652)
Cash received (contribution return) to non-controlling shareholders		-	27,886
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		9,391	-
Capital contribution		-	2,823
Net cash provided by financing activities		257,712	142,587
Net decrease in cash		(360,167)	(46,617)
Cash decrease in deconsolidation		(5,816)	-
Exchange gains on cash and cash equivalents		4,772	1,936
Cash and cash equivalents at the beginning of the year		780,114	959,415
Cash and cash equivalents at the end of the period		418,903	914,734

NON-CASH TRANSACTIONS:
Acquisition of assets through finance leases		32,009	73,158
Increase of participation in associate		1,491	-

The accompanying notes on pages 7 to 22 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2013 AND 2014 (UNAUDITED), AND AT DECEMBER 31, 2013 (AUDITED)

1
GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to Group companies; it is also engaged in the leasing of offices to Group companies and third parties.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession operation), real estate businesses and technology services.

These condensed interim consolidated financial statements as of June 30, 2014 have been prepared and authorized for issuance by the Chief Financial Officer on July 24, 2014.

2
BASIS OF PREPARATION

These condensed interim consolidated financial statements for the three -month period ended June 30, 2014 have been prepared in accordance with (IAS 34) “Interim financial reporting”.  The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2013

4
FINANCIAL RISK MANAGEMENT

4.1           Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; these should be read in conjunction with the Group’s annual financial statements as of December 31, 2013.  There have been no changes since year-end in the risk management department of the Group or in any risk management policies.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2     Credit risk –

Compared to year end, the Group has no exposure to any new relevant credit risk.

4.1.3     Liquidity risk -

Compared to year end, no major changes in undiscounted contractual cash flows have occurred, except for changes in the structure of the Group’s liabilities, resulting from an increase in the short-term debt, mainly for working capital.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

	Less than 1	From 1 to 2	From 2 to 5	Over
	year	years	years	5 years	Total

As of December 31, 2013
Borrowing (except for
finance leases)	371,302	118,347	64,698	-	554,347
Finance leases liabilities	115,698	82,492	87,829	22,912	308,931
Trade accounts payable	991,397	2,157	-	-	993,554
Accounts payable to related parties	25,585	-	-	-	25,585
Other accounts payable	215,413	28,745	2,166	2,354	248,678
Trading and net settled derivative
financial instruments
(interest rate swaps)	1,773	2,138	-	-	3,911
	1,721,168	233,879	154,693	25,266	2,135,006

As of June 30, 2014
Borrowing (except for
finance leases)	735,311	108,332	37,313	-	880,956
Finance leases liabilities	107,709	93,276	94,827	16,704	312,516
Trade accounts payable	1,086,344	4,953	-	-	1,091,297
Accounts payable to related parties	33,992	-	-	-	33,992
Other accounts payable	501,917	51,515	1,002	10,956	565,390
Trading and net settled derivative
financial instruments
(interest rate swaps)	1,234	2,138	-	-	3,372
	2,466,507	260,214	133,142	27,660	2,887,523

4.2 Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2013, no gearing ratio was part of the analysis because cash surpluses were higher than financial obligations and equity had not been used to secure compliance with financial obligations as it is shown in the table below. As of June 30, 2014, due to the fact that the Company has acquired significant borrowings, the Company’s strategy was to maintain a gearing ratio between 0.03 and 1.00.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	December 31,	June 30,
	2013	2014

Total borrowing	795,822	1,137,560)
Less: Cash and cash equivalents	(959,415)	(914,734)
Net debt	(163,593)	222,826
Total equity	3,196,840	3,221,423
Total capital	3,033,247	3,444,249

Gearing ratio	0.00	0.06

4.3           Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established:

-  Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-  Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability (level 1), either directly
(that is, as prices) or indirectly (that is, derived from prices).
-  Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The only financial instruments measured at fair value by the Group are interest rate swaps (variable to fixed), forward foreign exchange contracts (mostly euros and U.S. dollars) and available-for-sale investments.  The measurement at fair value of these instruments corresponds to the characteristics of Level 2 and has been determined based on the present value of discounted future cash flows.  During the six-month period ended June 30, 2014 there were no changes in the levels of measurement of financial instruments at fair value.

The carrying amount of cash and cash equivalents corresponds to its fair value. The Group considers that the carrying amount of short-term accounts receivable and payable approximates fair value. The fair value of financial liabilities has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments.

Fair value hierarchy -

The following table presents the Group’s financial assets and liabilities that are measured at fair value as of June 30, 2014.

	Level 1	Level 2	Level 3	Total

Liabilities:
Derivative financial instruments - Cash
flow hedging	-	3,372	-	3,372
Total liabilities	-	3,372	-	3,372

There were no transfers between Levels 1, 2 and 3 during the period.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

5
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2013.

6	SEASONALITY OF OPERATIONS The Group shows no material seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7
SEGMENT REPORTING

Operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and				Water		Technical	Company
	construction	Energy	Toll roads	Mass transit	treatment	Real estate	services	Operations	Eliminations	Consolidated
As of December 31, 2013
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Outstanding work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	107,732	4,083	18,660	163	-	561	53,845	733,645	(834,839)	83,850
Other accounts receivable	360,939	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,763)	553,218
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	487	(2,508)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,130	363	-	25,686
Non-current assets classified as held for sale	21,473	-	-	-	-	-	-	-	-	21,473
Total Current assets	1,854,563	94,239	130,847	109,342	42,494	672,627	585,224	1,249,828	(839,110)	3,900,054

Long-term trade accounts receivable	-	-	-	591,917	-	-				591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	57,501	(57,501)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,556	7,287	-	-	-	16,297	10,454	837,889	(937,516)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	533,757	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,596
Intangible assets	175,275	101,978	145,711	6,450	1,151	957	18,883	15,282	15,705	481,392
Deferred income tax asset	68,699	644	4,258	8,765	-	4,860	42,119	1,264	4,912	135,521
Total non-current assets	931,287	301,811	163,969	613,856	3,009	76,506	197,840	1,106,209	(981,665)	2,412,822
Total assets	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	24,058	21,493	77,613	24,928	(834,839)	25,585
Current taxes	117,088	3,477	2,515	81	366	3,161	30,498	2,049	-	159,235
Other accounts payable	526,994	10,882	42,891	879	-	72,617	79,050	11,781	-	745,094
Other provisions	-	4,207	3,846	-	-	-	842	-	-	8,895
Total current liabilities	1,633,635	73,240	124,184	653,382	30,573	217,609	474,979	43,562	(834,839)	2,416,325

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	11,801	4,668	-	-	-	-	23,918	-	-	40,387
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	118,970	453	166	-	340	7,074	5,864	3,599	1,691	138,157
Total non-current liabilities	382,182	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	699,711
Total liabilities	2,015,817	168,258	134,592	655,740	30,913	315,371	635,086	50,908	(890,649)	3,116,036
Equity	623,246	211,431	120,407	50,594	14,590	152,713	125,736	2,295,245	(828,183)	2,765,779
Non-controlling interest	146,787	16,361	39,817	16,864		281,049	22,242	9,884	(101,943)	431,061
Total liabilities and equity	2,785,850	396,050	294,816	723,198	45,503	749,133	783,064	2,356,037	(1,820,775)	6,312,876

(All the amounts are expressed in thousand of S/. unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of June 30, 2014
Assets.-
Cash and cash equivalents	215,018	21,508	66,273	51,871	2,127	47,669	32,820	477,448	-	914,734
Trade Accounts receivable	369,613	45,219	23,325	5,711	-	25,448	104,607	44	-	573,967
Outstanding work in progress	919,869	9,632	-	34,316	25,802	-	197,172	-	-	1,186,791
Accounts receivable from related parties	94,121	232	8,183	315	-	4,056	43,537	600,874	(705,472)	45,846
Other accounts receivable	352,935	20,353	13,129	32,229	5,167	12,314	75,941	62,717	1,060	575,845
Inventories	140,231	7,865	-	12,340	-	638,097	71,783	486	(3,341)	867,461
Prepaid expenses	8,258	1,964	7,534	11,949	424	2,093	6,053	2,996	-	41,271
Non-current assets classified as held for sale	20,382	-	-	-	-	-	-	-	-	20,382
Total Current assets )	2,120,427	106,773	118,444	148,731	33,520	729,677	531,913	1,144,565	(707,753)	4,226,297

Long-term trade accounts receivable	-	-	-	598,701	-	-	-	-	-	598,701
Long-term outstanding work in progress	-	-	2,742	-	-	-	-	-	-	2,742
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	129,886	(87,465)	42,421
Other long-term accounts receivable	-	-	19,334	1,321	-	12,422	12,756	2,118	-	47,951
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	142,421	7,040	-	-	-	44,316	10,808	863,521	(946,113)	121,993
Investment property	-	-	-	-	-	37,077	-	-	-	37,077
Property, plant and equipment	551,545	189,001	2,193	11,092	-	6,097	147,530	111,156	(9,684)	1,008,930
Intangible assets	162,551	104,915	166,041	6,344	1,125	1,126	33,883	16,233	15,179	507,397
Deferred income tax asset	74,672	926	2,139	5,152	-	1,864	49,566	1,348	3,286	138,953
Total non-current assets	931,189	302,940	192,449	622,610	1,125	102,902	254,545	1,212,595	(1,025,857)	2,594,498
Total assets	3,051,616	409,713	310,893	771,341	34,645	832,579	786,458	2,357,160	(1,733,610)	6,820,795

Liabilities.-
Borrowings	347,495	19,613	67,667	200,373	-	84,118	99,501	609	-	819,376
Trade accounts payable	838,841	18,317	1,258	12,193	70	61,515	150,063	4,087	-	1,086,344
Accounts payable to related parties	79,395	9,025	20,833	476,834	18,619	50,589	79,975	4,302	(705,580)	33,992
Current taxes	109,841	2,997	53	138	125	2,029	16,786	2,522	-	134,491
Other accounts payable	610,523	7,080	54,436	749	135	75,242	102,362	14,014	-	864,541
Other provisions	-	6,016	-	-	-	-	4,811	-	-	10,827
Total current liabilities	1,986,095	63,048	144,247	690,287	18,949	273,493	453,498	25,534	(705,580)	2,949,571

Borrowings	125,711	77,673	3,861	-	-	55,109	53,284	2,546	-	318,184
Long-term trade accounts payable	-	-	2,796	2,157	-	-	-	-	-	4,953
Accounts payables to related parties	-	-	-	-	-	57,932	29,533	-	(87,465)	-
Other long-term accounts payable	118,488	-	462	3,519	-	6,956	80,761	907	-	211,093
Other provisions	7,137	6,351	-	-	-	-	22,026	-	-	35,514
Derivative financial instruments	-	3,372	-	-	-	-	-	-	-	3,372
Deferred income tax liability	60,199	231	-	-	328	1,446	6,691	7,790	-	76,685
Total non-current liabilities	311,535	87,627	7,119	5,676	328	121,443	192,295	11,243	(87,465)	649,801
Total liabilities	2,297,630	150,675	151,366	695,963	19,277	394,936	645,793	36,777	(793,045)	3,599,372
Equity	610,396	241,006	122,010	56,534	15,368	146,061	115,786	2,310,608	(840,542)	2,777,227
Non-controlling interest	143,590	18,032	37,517	18,844	-	291,582	24,879	9,775	(100,023)	444,196
Total liabilities and equity	3,051,616	409,713	310,893	771,341	34,645	832,579	786,458	2,357,160	(1,733,610)	6,820,795

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended Jun 30, 2013

Revenue	1,818,221	127,560	71,854	44,937	26,811	174,740	495,635	26,143	(103,983)	2,681,918
Gross profit	259,950	42,928	27,753	1,024	3,471	66,009	83,955	(3,015)	(21,473)	460,602
Administrative expenses	(101,514)	(7,602)	(3,030)	(3,862)	(173)	(9,064)	(71,199)	(4,463)	31,131	(169,776)
Other income and expenses	7,529	93	287	(131)	(3)	(468)	12,571	(1,591)	(3,265)	15,022
Other (losses) gains, net	-	210	-	114	-	(998)	-	-	-	(674)
Profit before interests
and taxes (EBIT)	165,965	35,629	25,010	(2,855)	3,295	55,479	25,327	(9,069)	6,393	305,174
Financial expenses	(168,751)	(16,593)	(13,439)	(35,810)	(1,745)	(16,074)	(22,933)	(26,459)	1,782	(300,022)
Financial income	147,167	6,912	10,866	9,025	11	5,899	15,525	30,870	(12,127)	214,148
Dividends received	-	-	-	-	-	-	-	36,588	(36,588)	-
Share of the profit or loss
In associates under the equity
method of accounting	24,534	359	-	-	-	72	474	490	(6,708)	19,221
Profit before income tax (EBT)	168,915	26,307	22,437	(29,640)	1,561	45,376	18,393	32,420	(47,248)	238,521
Income tax	(54,542)	(9,281)	(6,614)	8,822	(470)	(12,627)	(4,584)	(661)	973	(78,984)
Net profit for the period	114,373	17,026	15,823	(20,818)	1,091	32,749	13,809	31,759	(46,275)	159,537

Profit attributable to:

Controlling interest in the Group	94,582	16,240	10,529	(15,613)	546	11,188	11,737	31,879	(39,412)	121,676
Non-controlling interest	19,791	786	5,294	(5,205)	545	21,561	2,072	(120)	(6,863)	37,861
Net profit for the period	114,373	17,026	15,823	(20,818)	1,091	32,749	13,809	31,759	(46,275)	159,537

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
For the six-month period
ended Jun 30, 2014

Revenue	2,251,951	158,931	94,643	71,864	15,256	99,347	517,970	25,894	(151,142)	3,084,714
Gross profit	268,413	58,443	29,035	18,255	1,190	20,238	54,768	(6,756)	(14,963)	428,623
Administrative expenses	(122,654)	(8,078)	(3,795)	(4,508)	(140)	(10,564)	(60,370)	(13,802)	27,770	(196,141)
Other income and expenses	3,936	(1,474)	62	20	-	(409)	4,735	7,105	(805)	13,170
Other gains (losses) , net	-	139	-	-	-	(6)	-	-	-	133
Profit before interests
and taxes (EBIT)	149,695	49,030	25,302	13,767	1,050	9,259	(867)	(13,453)	12,002	245,785
Financial expenses	(98,639)	(10,337)	(12,623)	(23,715)	(31)	(11,898)	(16,184)	(40,908)	5,171	(209,164)
Financial income	88,889	7,293	4,526	21,481	6	8,013	7,515	62,091	(19,901)	179,913
Dividends received	-	-	-	-	-	-	-	123,757	(116,833)	6,924
Share of the profit or loss
In associates under the equity
method of accounting	16,513	(247)	-	-	-	-	886	-	(2,493)	14,659
Profit before income tax (EBT)	156,458	45,739	17,205	11,533	1,025	5,374	(8,650)	131,487	(122,054)	238,117
Income tax	(44,635)	(14,604)	(4,719)	(3,613)	(244)	(1,496)	(814)	(4,106)	745	(73,486)
Net profit for the period	111,823	31,135	12,486	7,920	781	3,878	(9,464)	127,381	(121,309)	164,631

Profit attributable to:

Controlling interest in the Group	87,751	29,471	8,514	5,940	781	1,657	(7,127)	127,492	(119,416)	135,063
Non-controlling interest	24,072	1,664	3,972	1,980	-	2,221	(2,337)	(111)	(1,893)	29,568
Net profit for the period	111,823	31,135	12,486	7,920	781	3,878	(9,464)	127,381	(121,309)	164,631

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in the year-end financial statements.

There are no differences as compared to the year-end financial statements based on segmentation or measurement of financial performance by segment.

8	FINANCIAL ASSETS AVAILABLE FOR SALE

This account comprises the investment maintained by the Company directly and indirectly in Transportadora de Gas del Perú S.A. (TGP), a local entity that operates gas transportation systems.  At December 31, 2012 the investment corresponded to shares representing the 0.6% of interest in the TGP’s capital.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million). At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million. The change in fair value from 2012 to 2013 of S/.19.1 million, net of the income tax of S/.8.2 million is recorded within other comprehensive income.

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance transaction because, in substance, the Company is acting as an agent for CPPIB. Therefore, the Company has not recognized neither the investment in TGP nor any obligation to CPPIB.

On February 27, 2014 the Company transferred 10.43% to CPPIB and 0.91% to CFI, retaining the 1.04% interest.

9	TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the six-month
	period ended June 30,
	2013	2014

Revenue from sale of goods and services:
- Associates	1,983	-
- Joint operations	35,672	16,937
	37,655	16,937

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

b) Balances of transactions with related parties

	At December 31, 2013		At June 30, 2014
	Receivable	Payable	Receivable	Payable

Consorcio Peruano de Conservación	15,080	-	15,885
Consorcio Rio Mantaro	3,822	-	5,845	6,129
Consorcio Brocal Pasco	1,913	41	-
Consorcio La Gloria	3,696	3,398	3,712	3,385
Consorcio GyM Conciviles	33,405	-	41,505
Consorcio Toromocho	62	34	272	54
Consorcio Rio Urubamba	2,798	-	3,311
Consorcio Tren Electrico	2,499	-	2,330
Consorcio Atocongo	712	-	-	928
Consorcio Constructor Alto Cayma	566	4,881	1,389
Consorcio Lima	312	-	709
Consorcio Rio Pallca	3,903	-	685	818
Consorcio Norte Pachacutec	556	952	531	927
Consorcio Vial Ipacal	283	-
Consorcio Terminales	4,294	-	194	24
Consorcio Vial Quinua	37	1,315	-	1,239
Consorcio Vial Sullana	470	-	-
Consorcio Ancon Pativilca	-	-	30	866
Consorcio La Chira		51	262
Consorcio Alto Cayma	5,557	666	577	1,330
Comerciales Sur	206	-	326	32
Consorcio Proyecto Chiquintirca	134	-	134
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-
Consorcio Vial Sur	737	-	-
Consorcio JV PAnamá	1,323	-	998
Consorcio Construcciones y Montajes	-	-	114	516
Inversiones y Construcciones	-	-	-
Consorcio Sistemas SEC	-	-	1,680
Stracon Motta Engil JV	-	-	1,975	4,341
Consorcio Pasco	-	-	388
Consorcio Huacho Pativilca			1,023
Consorcio HV GyM			630
Other minor	1,485	965	3,762	170
	83,850	16,227	88,267	20,759

Other related parties:
Ferrovias Argentina SA		8,771	-	12,970
Besco	-	587	-	-
El Condor Combustibles	-	-	-	263
	-	9,358	-	13,233
	83,850	25,585	88,267	33,992

Accounts receivable and payable are of current maturity and have no specific guarantees.

Accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short-term maturities and do not require a provision for impairment.

Accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of June 30, 2014, associates in which the Group has significant influence are substantially the same as those existing as of December 31, 2013.

The movement of our investments in associates for the six-month period ended June 30, 2013 and June 30, 2014 is as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

	At June	At June
	30, 2013	30, 2014

Beginning balance	37,446	87,967)
Acquisition and/or contributions received	1,491)	41,335)
Share of the profit and loss in associates
under the equity method of accounting	19,221)	14,659)
Dividends received	(4,027)	(19,728)
Adjustment LQS	7,409)	-)
Adjustment SEC	9,864)	-)
Other	924)	(2,240)
Ending balances	72,328)	121,993)

On December 2013, the Company was awarded the concession for the operation of Chavimochic Irrigation Project. The project consists of the following activities: i) design and construction work of the third phase of the Chavimochic Irrigation Project, in La Libertad; ii) operation and work maintenance; and iii) water supply to the project users. Construction works will begin in 2015, concession has a 25-year period and total investment amounts to US$647 million.

For the operation of the concession the Company, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. have formed Concesionaria Chavimochic S.A.C. in wich the Company has 26.5% interest. As of March 14, 2014 the Company has issued S/.13.3 million equity.

Additionally, the Company acquired Panorama Plaza’s Business with a contribution of S/.28 million, it corresponds to a participation as 35%. The main active is a land located in the district of Santiago de Surco, which is developing the real estate project consisting of a commercial area and two office towers of 17 floors.

11	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the six-month period ended June 30,2013 and 2014, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2013	953,531)	480,398)
Additions	134,476)	25,073)
Transfers, disposals and adjustments	(52,953)	28,319)
Deductions for sale of assets	(7,313)	-
Depreciation, amortization and impairment charges	(92,980)	(44,893)
Net cost at June 30, 2013	934,761	488,897)

At January 1, 2014	952,596)	481,392)
Additions	191,945)	41,080)
Acquisition of subsidiary - net	567	9,069
Transfers, disposals and adjustments	(31,410)	15,236)
Deductions for sale of assets	(19,599)	(46)
Depreciation, amortization and impairment charges	(85,169)	(39,334)
Net cost at June 30, 2014	1,008,930	507,397)

Additions to property, plant and equipment comprise of acquisition of plant and equipment intended for the Group’s operations.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The amounts registered in Property, plant and equipment and intangible assets were obtained through the acquisition of Coasin Instalaciones Limitada (Note 19), direct control acquired by CAM Chile S.A. and Inversiones y Construcciones Ltda.

Goodwill -

Management reviews the results of its business operations based on the type of economic activity carried out. The economic activities that have given rise to goodwill for the Group were engineering and construction, electro-mechanical works, mining services, IT services and telecommunications services.

Goodwill by cash-generating units is broken down as follows:

	At December	At June
	31, 2013	30, 2014

Construction - Engineering	36,812	34,878
Construction - Mining services	13,366	13,366
Construction - Electromechanical	20,737	20,737
IT services	4,172	4,172
Telecommunications Services	-	7,648
	75,087	80,801

Goodwill from the telecommunications services corresponds to the acquisition of the subsidiary Coasin Instalaciones Limitada, which is subsidiary of CAM Chile S.A. (Note 19).

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required. As of June 30, 2014 same criteria were applied as those in test impairment at December 31, 2013.

12	BORROWINGS

This item comprises:

	Total		Current		Non-current
	At	At	At	At	At	At
	December	Junio	December	Junio	December	June
	31, 2013	30, 2014	31, 2013	30, 2014	31, 2013	30, 2014

Bank loans	514,228	850,346	381,005	721,673	133,223	128,673
Leases	281,594	287,214	105,114	97,703	176,480	189,511
	795,822	1,137,560	486,119	819,376	309,703	318,184

Bank loans -

As of December 31, 2013 and June 30, 2014, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 2% and 9% in 2013, and 2% and 7% in June 30,2014.

In April 2005, the subsidiary Norvial S.A.signed Loan Agreements with IFC and IDB to finance the construction of the first stage of the road Ancón – Huacho – Pativilca (Red Vial 5) for the amount of US$36 million (S/.123.5 millions).  The remaining of this loan (S/.42.6 millions) was prepaid at the end of 2013. On January 15, 2014 the subsidiary Norvial S.A. signed a short term bridge loan with Banco de Crédito del Perú for the amount of S/. 50 million at an interest rate of 6.32%; further in June 2014 S/.10 million loan was acquired, with the same conditions. This loan will be canceled with the Bond Program to be issue in the local capital market that will finance the construction of the second stage of this road.

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental by S/.200 million at an interest rate of 5.75%, which will due in December 2014.

As of June 30, 2014, the Company maintained unused credit limits for S/.2,617 million, which expire within one year (S/.2,626 million as of December 31, 2013).

b) Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December	At June	At December	At June
	31, 2013	30, 2014	31, 2013	30, 2014

Other loans	753,223	1,137,560	642,842	1,135,942
Loans from multilateral organizations	42,599	-	44,384	-
	795,822	1,137,560	687,226	1,135,942

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 3.5% and 7.73% (4.1% and 8.05% in 2013). It should be noted that the interest rate used are those applicable and negotiated by each Company.

13	PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December	At June
	31, 2013	30, 2014

Current portion	8,895	10,827
Non-current portion	40,387	35,514
	49,282	46,341

The movement of this item for the six-month period ended June 31, 2013 and 2014 is as follows:

		Contingent	Provisions for the	Provision	Provision
	Legal	liabilities from	for the acquisition	for well	for periodic
Other provisions	claims	acquisitions	of CAM	closure	maintenance	Total

At January 1, 2013	11,380	6,006	35,220	(4,897	-	57,503
Additions	171	409	-	-	-	580
Reversals	-	-	(5,529)	(85)		(5,614)
At June 30, 2013	11,551	6,415	29,691	4,812	-	52,469

At January 1, 2014	12,217	6,821	21,546	4,852	3,846	49,282
Additions	3,655	-	-	1,957	2,487	8,099
Additions from business combinations	-	5,159	-	-	-	5,159
Reversals	(399)	(4,309)	(4,823)	-	-	(9,531)
Payments	-	-	-	(335)	(6,333)	(6,668)
At June 30, 2014	15,473	7,671	16,723)	6,474	-	46,341
)

Reversals for the three-month period ended June 30, 2014 mainly consists of write-offs of provisions recognized in conjunction with the purchase price allocation related to acquisition of CAM Chile in S/.4.8 million. (S/.5.5 million as of June 30, 2013).

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

14	CAPITAL

As of June 30, 2014 and December 31, 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/.1.00 par value each.

Subsequently, a resolution of the General Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche in the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche in the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of June 30, 2014, the amount of 260,883,600 common shares is representing en ADSs (equivalents at 52,176,720 ADS’s therefore, at 5 shares per ADS).

15	EXPENSES BY NATURE

For the six-month period ended June 30, 2013 and 2014, this item comprises:

	Cost of	Adminis-
	services	trative-
	and goods	expenses	Total

2013
Purchase of goods	429,565	-	429,565
Personnel charges	641,419	98,094	739,513
Services provided by third-parties	592,946	37,836	630,782
Taxes	6,420	372	6,792
Other management charges	304,550	23,082	327,632
Depreciation	86,947	6,812	93,759
Amortization	41,417	3,476	44,893
Variation of inventories	118,052	104	118,156
	2,221,316	169,776	2,391,092

2014
Purchase of goods	92,316	-	92,316
Personnel charges	826,240	107,949	934,189
Services provided by third-parties	872,276	60,814	933,090
Taxes	6,043	764	6,807
Other management charges	374,780	16,220	391,000
Depreciation	79,318	6,919	86,237
Amortization	35,859	3,475	39,334
Variation of inventories	369,259	-	369,259
	2,656,091	196,141	2,852,232

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

16	INCOME TAX

Income tax expense is recognised based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to 31 december 2014 is 30.86% (33.05% for the three-month period ended June 30, 2013).

17	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of June 30, 2014, total contingencies amounted S/.29 million. In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$49.5 million and S/.87.5 million.

18	DIVIDENDS

For the period ended June 30, 2014, the Group paid dividends on its subsidiaries to its non-controlling entities for S/.44.6 million (S/.10.4 million for the same period of 2013).

Dividends from the year ended December 31, 2013, of S/.0.169 per share totaling S/.112,126,908 were approved at the General Shareholders’ meeting held on March 28, 2014, and was paid on April 28, 2014.

19	BUSINESS COMBINATIONS

Acquisition of Coasin Instalaciones Limitada.

In March 2014, through the subsidiaries CAM Chile S.A. and Inversiones y Construcciones Ltda., the Group acquired control of Coasin Instalaciones Limitada with the purchase of 100.00% of its equity shares. Coasin is an entity domiciled in Chile, whose main economic activity is the provision of maintenance and installation services and telecommunications equipment..

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as public services.

The Price paid by CAM Chile S.A. for the acquisition of Coasin amounted to US$2.3 million (equivalent to S/.6.6 million) and resulted in the recognition of goodwill for S/.7.6 million at the acquisition date.

The following tables summarize the consideration paid for Coasin and the preliminary determination of fair value of assets acquired, liabilities assumed a at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	24	9
Trade accounts receivable	4,639	1,651
Inventories	355	126
Property, plant and equipment	567	202
Intangibles (“Order backlog”)	1,421	506
Deferred income tax	899	320
Trade accounts payable	(3,776)	(1,344)
Contingent liabilities	(5,159)	(1,836)
Fair value of net assets	(1,030)	(366)

Goodwill	7,648	2,723
Total paid for acquisition	6,618	2,357

Cash payment for acquisition	6,618)	2,357)
Cash and cash equivalent of the acquired subsidiary	(24)	(9))
Direct cash outflow from acquisition	6,594	2,348

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

The income and the profit generated for the period from the acquisition date to June 30, 2014 amounted to S/.27 million and S/.1 million, respectively.

The Group has a measurement period not exceeding one year from the acquisition of Coasin date on the additional assets and liabilities arising from new information could be obtained regarding the information that there are recognized in the date of acquisition and which is neither new events occurring after the acquisition date, in this case the Group adjusts the initial amounts recognized in the business combination date.

20	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

On March 24, 2014 we reached an agreement with CPPIB for the purchase of a 51% equity interest in Compañía Operadora de Gas del Amazonas (“COGA”), the operator of TGP, for a total amount of US$25.5 million. CPPIB will also sell 30% of COGA to Enagás, and will retain the remaining19%. This purchase is in process and is subject to certain conditions in order to complete the transaction.

On July 1, 2014, Vial y Vives-DSD S.A. performed the merger with a Ingeniería y Construcción Vial y Vives S.A., where the first company absorbed the second. Previously, Ingeniería y Construcción Vial y Vives S.A. made the merger with the company DSD Construcciones y Montajes S.A. Both transactions were approved by the Extraordinary Shareholders' Meeting on June 28, 2014.